Exhibit 99.1

GW Pharmaceuticals plc

Annual General Meeting

London, UK, 5 February 2015: GW Pharmaceuticals plc (AIM: GWP, NASDAQ: GWPH or the "Company") hereby provides notification that, at the Annual General Meeting of the Company held earlier today, all the resolutions set out in the Notice of Meeting sent to shareholders were duly proposed and passed.

Details of the proxy votes received in relation to each of the resolutions (which are more particularly described in the Notice of General Meeting) are as follows:

	For	Against	Total votes	% of votes cast in favour
Resolution 1	188,610,381	442,520	189,430,048	99.77%
Resolution 2	166,787,225	22,143,730	189,430,048	88.28%
Resolution 3	184,440,444	4,442,827	189,430,048	97.65%
Resolution 4	185,543,236	3,490,633	189,430,048	98.15%
Resolution 5	185,536,701	3,503,180	189,430,048	98.15%
Resolution 6	188,588,260	459,857	189,430,048	99.76%
Resolution 7	188,317,170	666,484	189,430,048	99.65%
Resolution 8	169,163,586	19,713,744	189,430,048	89.56%
Resolution 9	171,245,427	17,677,511	189,430,048	90.64%
Resolution 10	169,148,070	19,678,474	189,430,048	89.58%

Proxy forms which gave the Chairman and other officers of the Company discretion have been included in the "For" total.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world's first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. Sativex is also in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer. GW is also advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 2/3 clinical development for the treatment of Dravet syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Lennox-Gastaut syndrome. GW has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Enquiries:

GW Pharmaceuticals plc
Stephen Schultz, VP Investor Relations	917 280 2424 / 401 500 6570

FTI Consulting (Media enquiries)
Ben Atwell / Simon Conway / John Dineen	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (US investor relations)
Todd James / Chad Rubin	646 378 2900

Peel Hunt LLP (UK NOMAD)
James Steel / Clare Terlouw	+44 20 7418 8900